Exhibit 99.1

FOR IMMEDIATE RELEASE

Magal  Announces That it Received a Position Letter and Two Non- Binding
Financing Proposals that were Solicited  by the Dissident Shareholder

YAHUD, ISRAEL, July 19, 2010 -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it received two non- binding financing proposals from Plenus and Optex Co., Ltd. These proposals were solicited by the shareholders who requested that an Extraordinary General Meeting of the Shareholders be called  to replace the majority of the current members of Magal's Board of Directors. Both proposals explicitly state that they are non-binding and are conditioned upon the conclusion of certain conditions. In addition, the Company has received a position letter from these shareholders.

The non-binding proposals and the position letter will be included as exhibits in Magal's filing of this press release with the Securities and Exchange Commission.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward- looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:	Financial Communication Public & Investor Relations
Magal Security Systems Ltd. Ilan Ovadia, CFO Tel: +972 (3) 539-1444 E-mail: ilano@magal-s3.com Web: www.magal-s3.com	Hadas Friedman Tel: +972-3-695-4333 Ext. 6 E-mail: hadas@fincom.co.il Web: www.fincom.co.il